UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 2)

                         TELE-COMMUNICATIONS, INC.
   ---------------------------------------------------------------------
                              (Name of Issuer)

                      Series B TCI Group Common Stock,
                         par value $1.00 per share

                 Series B Liberty Media Group Common Stock,
                         par value $1.00 per share
   ---------------------------------------------------------------------
                       (Title of Class of Securities)

                87924V200 (Series B TCI Group Common Stock)

           87924V606 (Series B Liberty Media Group Common Stock)
   ---------------------------------------------------------------------
                               (CUSIP Number)

                              Myles P. Berkman
              Chairman, Chief Executive Officer and President
                         The Associated Group, Inc.
                             200 Gateway Towers
                       Pittsburgh, Pennsylvania 15222
                               (412) 281-1907
   ---------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              With a copy to:

                            Scott G. Bruce, Esq.
                              General Counsel
                         The Associated Group, Inc.
                           Three Bala Plaza East
                                 Suite 502
                      Bala Cynwyd, Pennsylvania 19004

                                  and to:

                             Kent A. Coit, Esq.
                    Skadden, Arps, Slate, Meagher & Flom
                             One Beacon Street
                        Boston, Massachusetts 01890

                             August 4, 1995
   ---------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ||.

Check the following box if a fee is being paid with this statement ||.




                                SCHEDULE 13D

- -----------------------------------
CUSIP No.   87924V200
(Series B TCI Group Common Stock)
- -----------------------------------


- ------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  1     The Associated Group, Inc.
        51-0260858

- -----------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) ( )
                                                                  (b) ( )
- -----------------------------------------------------------------------------
  3     SEC USE ONLY
- -----------------------------------------------------------------------------
  4     SOURCE OF FUNDS*
        OO (See Item 3)
- -----------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               ( )
- -----------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
- -----------------------------------------------------------------------------
                             SOLE VOTING POWER   (See Item 5)
                        7
                      -------------------------------------------------------
     NUMBER OF               SHARED VOTING POWER (See Item 5)
       SHARES           8
    BENEFICIALLY             7,071,852
      OWNED BY        -------------------------------------------------------
        EACH                 SOLE DISPOSITIVE POWER (See item 5)
     REPORTING          9
       PERSON
        WITH          -------------------------------------------------------
                             SHARED DISPOSITIVE POWER (See Item 5)
                        10
                               7,071,852
- -----------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11    (See Item 5)
                7,071,852
- -----------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
        (See Item 5)                                                     ( )
- -----------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                8.35%
- -----------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

- -----------------------------------------------------------------------------
              *  SEE INSTRUCTIONS BEFORE FILLING OUT!


                                SCHEDULE 13D

- -----------------------------------
CUSIP No.   87924V606
(Series B Liberty Media Group
Common Stock)
- -----------------------------------


- -----------------------------------------------------------------------------
        NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  1     The Associated Group, Inc.
        51-0260858

- -----------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) ( )
                                                                    (b) ( )
- -----------------------------------------------------------------------------
  3     SEC USE ONLY
- -----------------------------------------------------------------------------
  4     SOURCE OF FUNDS*
        OO (See Item 3)
- -----------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               ( )
- -----------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
- -----------------------------------------------------------------------------
                             SOLE VOTING POWER   (See Item 5)
                        7
                      -------------------------------------------------------
     NUMBER OF               SHARED VOTING POWER (See Item 5)
       SHARES           8
    BENEFICIALLY               1,767,963
      OWNED BY        -------------------------------------------------------
        EACH                 SOLE DISPOSITIVE POWER (See item 5)
     REPORTING          9
       PERSON
        WITH          -------------------------------------------------------
                             SHARED DISPOSITIVE POWER (See Item 5)
                        10
                               1,767,963
- -----------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11    (See Item 5)

                   1,767,963
- -----------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
        (See Item 5)                                                    ( )
- -----------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                 8.34%
- -----------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
                HC
- -----------------------------------------------------------------------------
              *  SEE INSTRUCTIONS BEFORE FILLING OUT!


                                SCHEDULE 13D

- -----------------------------------
CUSIP No.  87924V200
(Series B TCI Group Common Stock)
- -----------------------------------

- -----------------------------------------------------------------------------
        NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  1     Associated Investments, Inc.
        25-1752998

- -----------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) ( )
                                                                      (b) ( )
- -----------------------------------------------------------------------------
  3     SEC USE ONLY
- -----------------------------------------------------------------------------
  4     SOURCE OF FUNDS*
        OO (See Item 3)
- -----------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                            ( )
- -----------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
- -----------------------------------------------------------------------------
                             SOLE VOTING POWER   (See Item 5)
                        7
                      -------------------------------------------------------
     NUMBER OF               SHARED VOTING POWER (See Item 5)
       SHARES           8
    BENEFICIALLY               7,071,852
      OWNED BY        -------------------------------------------------------
        EACH                 SOLE DISPOSITIVE POWER (See item 5)
     REPORTING          9
       PERSON
        WITH          -------------------------------------------------------
                             SHARED DISPOSITIVE POWER (See Item 5)
                        10
                               7,071,852
- -----------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11    (See Item 5)

                 7,071,852
- -----------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
        (See Item 5)                                                     ( )
- -----------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                8.35%
- -----------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
                 CO
- -----------------------------------------------------------------------------


                                SCHEDULE 13D

- -----------------------------------
CUSIP No.   87924V606
(Series B Liberty Media Group
Common Stock)
- -----------------------------------

- -----------------------------------------------------------------------------
        NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  1     Associated Investments, Inc.
        25-1752998

- -----------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) ( )
                                                                 (b) ( )
- -----------------------------------------------------------------------------
  3     SEC USE ONLY
- ------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*
        OO (See Item 3)
- ------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               ( )
- ------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
- ------------------------------------------------------------------------------
                             SOLE VOTING POWER   (See Item 5)
                        7
                      --------------------------------------------------------
     NUMBER OF               SHARED VOTING POWER (See Item 5)
       SHARES           8
    BENEFICIALLY               1,767,963
      OWNED BY        --------------------------------------------------------
        EACH                 SOLE DISPOSITIVE POWER (See item 5)
     REPORTING          9
       PERSON
        WITH          --------------------------------------------------------
                             SHARED DISPOSITIVE POWER (See Item 5)
                        10
                               1,767,963

- ------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11   (See Item 5)

                 1,767,963
- ------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
        (See Item 5)                                                     ( )
- ------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                 8.34%
- ------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
                CO
- ------------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



            This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") is being filed by The Associated Group, Inc., a Delaware corporation which, until immediately prior to the Spin-Off referred to below, was known as Associated Communications of Delaware, Inc. (the "Company"), and Associated Investments, Inc., a Delaware corporation and a wholly owned subsidiary of the Company ("AII" and, together with the Company, the "Reporting Persons"). Pursuant to Section 232.101 of Regulation S-T, which provides that an amendment to a paper format Schedule 13D filed by a registrant that has become subject to mandated electronic filing shall be in electronic format and the first such amendment shall restate the entire text of the
Schedule 13D, this Amendment No. 2 amends, supplements and restates, as of the date set forth on the signature page below, a Statement on Schedule 13D dated March 16, 1987 (the "Statement"), as amended by Amendment No. 1 thereto dated March 20, 1991 ("Amendment No. 1"), originally filed by the Company and Associated Communications Corporation, a Delaware corporation ("ACC"), with respect to the Class B Common Stock, par value $1.00 per share (the "Class B Common Stock"), of Tele-Communications, Inc., a Delaware corporation ("TCI"). In December, 1994, the Company was spun off from ACC (the "Spin-Off"). At the time of the Spin-Off, the Company's assets consisted of all of ACC's assets (including shares of Class B Common Stock) other than its domestic cellular communications operations, which were acquired by SBC Communications Inc., formerly known as Southwestern Bell Corporation ("SBC"), through the merger immediately after the Spin-Off of a wholly owned subsidiary of SBC with and into ACC. As a result of the Spin-Off, ACC is no longer a reporting person with respect to this Statement on Schedule 13D.

Item 1.     Security and Issuer.

            This Amendment No. 2 relates to (a) the Series B TCI Group Common Stock, par value $1.00 per share, of TCI and (b) the Series B Liberty Media Group Common Stock, par value $1.00 per share, of TCI. According to TCI's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, the principal executive offices of TCI are located at 5619 DTC Parkway, Englewood, Colorado 80111.

Item 2.     Identity and Background.

            The Reporting Persons. This Amendment No. 2 is being filed by the Company and AII. Each of the Reporting Persons was incorporated in Delaware. The address of the principal businesses and offices of the Company is 200 Gateway Towers, Pittsburgh, Pennsylvania 15222. The address of the principal businesses and offices of AII is 300 Delaware Avenue, Suite 564, Wilmington, Delaware 19801.

            During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or simple misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which that Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Directors and Executive Officers of the Reporting Persons. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Company and AII are set forth in Schedules I and II hereto, respectively.

            To the best knowledge of each Reporting Person, during the last five years, none of its directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his or her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

            The TCI Recapitalization. On August 3, 1995, TCI's Restated Certificate of Incorporation was amended (the "TCI Charter Amendment") to, among other things, (i) redesignate TCI's Class A Common Stock, par value $1.00 per share, as Series A TCI Group Common Stock, par value $1.00 per share (the "Series A TCI Group Common Stock"), and the Class B Common Stock (as to which the Statement and Amendment No. 1 were filed by the Company and ACC) as Series B TCI Group Common Stock, par value $1.00 per share ("Series B TCI Group Common Stock" and, together with Series A TCI Group Common Stock, "TCI Group Common Stock"), and (ii) authorize two additional series of TCI's common stock, designated as Series A Liberty Media Group Common Stock, par value $1.00 per share (the "Series A Liberty Group Common Stock") and Series B Liberty Media Group Common Stock ("Series B Liberty Group Common Stock", together with Series A Liberty Group Common Stock, "Liberty Group Common Stock" and, together with TCI Group Common Stock, "TCI Stock"). As a result of the TCI Charter Amendment, AII owned of record and the Reporting Persons each owned beneficially shares of Series B TCI Group Common Stock rather than Class B Common Stock. Thereafter, TCI distributed to holders of TCI Group Common Stock (the "Liberty Targeted Stock Distribution" and, together with the TCI Charter Amendment, the "TCI Recapitalization") one-fourth of a share of the corresponding series of Liberty Group Common Stock in respect of each share of TCI Group Common Stock held of record as of August 4, 1995. As a result of the Liberty Targeted Stock Distribution, AII owned of record and the Reporting Persons each owned beneficially shares of Series B Liberty Group Common Stock.

            Ownership by the Reporting Persons of Series B TCI Group Common Stock and Series B Liberty Group Common Stock. The Company originally acquired 346,666 shares of Class B Common Stock as a capital contribution from ACC in August 1981. Thereafter, as a result of a number of stock dividends through September 1989, the Company acquired, without payment of any consideration, additional shares of Class B Common Stock. In March 1991, the Company tendered 332,784 shares of Class B Common Stock in connection with the Company's exercise of shares of Liberty Media Corporation. On August 4, 1994, a business combination among TCI/Liberty Holding Company (whose name was immediately changed to "Tele-Communications, Inc."), Tele-Communications, Inc. and Liberty Media Corporation ("Liberty") was consummated as a result of which, through the conversion of shares of the constituent companies, the Company owned of record and beneficially 7,071,852 shares of Class B Common Stock. As described above, in connection with the Spin-Off in December, 1994, the Company transferred all of its shares of capital stock of TCI (including shares of Class B Common Stock) to AII as a capital contribution. Immediately prior to the TCI Recapitalization, AII owned of record and the Reporting Persons each owned beneficially 7,071,852 shares of Class B Common Stock. Immediately following the TCI Recapitalization, AII owned of record and the Reporting Persons each owned beneficially 7,071,852 shares of Series B TCI Group Common Stock and 1,767,963 shares of Series B Liberty Group Common Stock.

Item 4.     Purpose of Transaction.

            Reference is made to the discussion in Item 3 hereof for a description of (a) the transfer by the Company, in connection with the Spin-Off, of its shares of Class B Common Stock to AII and (b) the TCI Recapitalization whereby (i) AII's shares of Class B Common Stock were redesignated as shares of Series B TCI Group Common Stock and (ii) AII received, as a distribution on its shares of Series B TCI Group Common Stock, shares of Series B Liberty Group Common Stock.

            In general, the Company views the shares of TCI Stock and other marketable equity securities owned of record by AII as a source of capital to finance the development and operations of its communications technologies and other businesses and to make acquisitions of operating companies. Accordingly, the Company's current policy is to borrow against the TCI Stock, and to dispose of a portion of its marketable equity securities (including the TCI Stock) from time to time to the extent net operating loss carryforwards are available to offset tax liabilities resulting from such dispositions and otherwise as deemed appropriate by the Company, to fund such development and operations and to make such acquisitions. Only shares of Series A TCI Group Common Stock (and not Series B TCI Group Common Stock or Series B Liberty Media Group Common Stock which are the subject of this Amendment No. 2) are currently pledged to secure such borrowings. AII may dispose of shares of the Series B TCI Group Common Stock or the Series B Liberty Group Common Stock held of record by AII in the open market, in privately negotiated transactions or otherwise. See the discussion under Item 6.

Item 5.     Interest in Securities of the Issuer.

            (a) As of the close of business on May 24, 1996, each of the Reporting Persons beneficially owned 7,071,852 shares of Series B TCI Group Common Stock and 1,767,963 shares of Series B Liberty Group Common Stock, constituting approximately 8.35% and 8.34% of the shares of Series B TCI Group Common Stock and Series B Liberty Group Common Stock, respectively, issued and outstanding as of April 30, 1996, as reported in TCI's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996. Except as set forth in this Item 5(a), neither of the Reporting Persons nor, to the best knowledge of each Reporting Person, any of its directors or executive officers, beneficially owns any shares of Series B TCI Group Common Stock or Series B Liberty Group Common Stock.

            (b) The Reporting Persons share the power to vote and direct the vote and to dispose or direct the disposition of the 7,071,852 shares of Series B TCI Group Common Stock and 1,767,963 shares of Series B Liberty Group Common Stock beneficially owned by them. However, by virtue of its ownership of all of the outstanding capital stock of AII, AGI has the power to cause AII to vote, and to dispose or direct the disposition of, such shares of Series B TCI Group Common Stock and Series B Liberty Group Common Stock at the times and in the manner determined by AGI.

            (c) Neither of the Reporting Persons, nor, to the best knowledge of each Reporting Person, any of its directors or executive officers, has effected any transaction in shares of either the Series B TCI Group Common Stock or the Series B Liberty Group Common Stock during the past 60 days.

            (d)   None.

            (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Rela-tionships With Respect to Securities of the Issuer.

            Pursuant to a $100,000,000 demand discretionary line of credit with PNC Bank, National Association, and brokerage margin loan facilities with each of Goldman Sachs & Co. ("Goldman") and Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), AII has pledged a portion of its shares of Series A TCI Group Common Stock to secure borrowings thereunder. Borrowings under the line of credit and the brokerage margin loan facilities are limited to 50% of the market value of the Series A TCI Group Common Stock pledged as security, with an additional collateral requirement under the Goldman facility if borrowings thereunder exceed $100,000,000, up to a maximum of $200,000,000. The line of credit expires on November 16, 1996, and the Company presently anticipates that it will be renewed. The number of shares of Series A TCI Group Common Stock which are pledged pursuant to the above-described line of credit and brokerage margin loan facilities varies from time to time based on the level of borrowings thereunder and the market value of the shares.

            As discussed under Item 4 above, the Company utilizes its marketable equity securities as a source of funds for operations and development of its various businesses. In this regard, in order to provide two of the Company's wholly owned subsidiaries, Associated RT, Inc. ("ART") and Microwave Services, Inc. ("MSI"), with an assured source of capital for their respective development programs, the Company has committed to contribute to each of them as capital during 1996 and 1997 specified minimum annual amounts, and AII has agreed to obtain through borrowings or other sources of funds, and to distribute to the Company, the cash amounts necessary for the Company to meet the Company's capital contribution commitments to ART and MSI, as well as certain additional specified minimum quarterly cash amounts during 1996 and 1997 to fund the Company's anticipated operating cash requirements during those years.

            Except as described in this Amendment No. 2, neither of the Reporting Persons nor, to the best knowledge of each Reporting Person, any of its directors or executive officers has any contracts, arrangements, understandings or relationships with respect to any securities of TCI.

Item 7.     Material to be Filed as Exhibits.

            None.



                              Schedule I

                  DIRECTORS AND EXECUTIVE OFFICERS OF
                      THE ASSOCIATED GROUP, INC.

            The names, business addresses and present principal occupations or employments of the directors and executive officers of the Company are set forth below. If no business address is given, the director's or officer's address is The Associated Group, Inc., 200 Gateway Towers, Pittsburgh, Pennsylvania 15222. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the Company. All of the persons listed below are citizens of the United States.

                                DIRECTORS
            (INCLUDING EXECUTIVE OFFICERS WHO ARE DIRECTORS)

                                         Present Principal
       Name                          Occupation or Employment

David J. Berkman                     Executive Vice President

Myles P. Berkman                     Chairman, President, Chief Ex-
                                     ecutive Officer and Treasurer

Donald H. Jones                      Chairman, Industry.Net

Joseph A. Katarincic                 Partner, Katarincic & Salmon


                  EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS


Richard I. Goldstein                 Vice President

Scott G. Bruce                       General Counsel and Secretary

Keith C. Hartman                     Controller and Assistant
                                      Secretary



                               Schedule II

                   DIRECTORS AND EXECUTIVE OFFICERS OF
                      ASSOCIATED INVESTMENTS, INC.

            The names, business addresses and present principal occupations or employments of the directors and executive officers of AII are set forth below. If no business address is given, the director's or officer's address is Associated Investments, Inc., 300 Delaware Avenue, Suite 564, Wilmington, Delaware 19801. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to AII. All of the persons listed below are citizens of the United States.

                                DIRECTORS
            (INCLUDING EXECUTIVE OFFICERS WHO ARE DIRECTORS)

                                        Present Principal
       Name                          Occupation or Employment

David J. Berkman                     Executive Vice President

Myles P. Berkman                     Chairman, President, Chief Ex-
                                     ecutive Officer and Treasurer

Donald H. Jones                      Chairman, Industry.Net

Joseph A. Katarincic                 Partner, Katarincic & Salmon


                  EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS


Richard I. Goldstein                 Vice President

Scott G. Bruce                       General Counsel and Secretary

Keith C. Hartman                     Controller and Assistant
                                      Secretary


                                SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    THE ASSOCIATED GROUP, INC.


                                    By /s/ Myles P. Berkman
                                       Myles P. Berkman
                                       President


                                    ASSOCIATED INVESTMENTS, INC.


                                   By /s/ Myles P. Berkman
                                      Myles P. Berkman
                                      President



DATE:  May 24, 1996